Baylake Corp.

217 North Fourth Avenue

Sturgeon Bay, Wisconsin 54235

October 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention: Michael R. Clampitt

RE:

Baylake Corp. – Request for Acceleration of Effectiveness
Registration Statement on Form S-4
File No. 333-205127

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Baylake Corp. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 12 p.m., Washington, D.C. time, on October 29, 2015, or as soon thereafter as is practicable. The Company withdraws the request for accelration with respect to the above-referenced Registration Statement that was previously filed on October 23, 2015.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Company’s outside counsel, Patrick Murphy of Godfrey & Kahn, S.C., at (414) 287-9222, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

[Signature page follows]

Securities and Exchange Commission

October 28, 2015

Very truly yours,

BAYLAKE CORP.

/s/ Kevin L. LaLuzerne

Kevin L. LaLuzerne

Chief Financial Officer and Treasurer

[Signature page to Acceleration Request Letter]